Innova Robotics & Automation, Inc.
4074 148th Avenue NE
Redmond, Washington 98052

March 14, 2008

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innova Robotics & Automation, Inc. (the “Company”)
Registration Statement on Form S-1/A
Filed November 9, 2007 as amended on February 13, 2008
File No. 333-147291

Ladies and Gentlemen:

The Company previously filed the above-referenced Form S-1/A registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact the, Gregory Sichenzia, Esq., of Sichenzia Ross Friedman Ference LLP, the Company’s attorneys, at (212) 930-9700.

Thank you for your assistance in this matter.

Innova Robotics & Automation, Inc.

By:	/s/ Lloyd Spencer
Lloyd Spencer
Chief Executive Officer